NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on July 13, 2018, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on July 2, 2018 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between Kindred Healthcare, Inc. and Kentucky Homecare Merger Sub, Inc., an indirect, wholly owned subsidiary of Kentucky Homecare Holdings, Inc., which were formed by affiliates of TPG Global, LLC (TPG) and, as of immediately following the transactions contemplated in the separation agreement, will be owned by affiliates of each of TPG and Welsh, Carson, Anderson & Stowe and Humana Inc., became effective before the open on July 2, 2018. Each Kindred Healthcare, Inc. Common Stock was converted into USD 9.00 in cash. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on July 2, 2018.